02035226

FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F X   FORM 40F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ___   NO X

This FORM 6K consists of a corporate News Release dated and distributed throughout North America on April 30, 2002 via the news services and filed with SEDAR in Canada.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: April 30, 2002
BY:

Chris Robbins
V. President

ANGLO SWISS RESOURCES INC. BLU STARR GEMSTONE PROPERTY UPDATE

April 30, 2002 Vancouver, British Columbia, Canada

Pursuant to a Joint Participation Agreement (the "Agreement") with Hampton Court Resources Inc., Hampton Court has completed its participation in Phase I of the evaluation of the Blu Starr Gemstone Property, located in the Slocan Valley of British Columbia. The geological assemblage present on this property is similar to the Highland/Southwestern Complex rocks of Sri Lanka, that have produced some of the world's largest gemstone deposits.

In Phase II of the Agreement, Hampton Court has earned approximately 20% working interest in the property to date, pending joint review of the expenditures. The third and final phase of the evaluation requires a minimum financial commitment of $500,000 (CDN) in order for Hampton Court to earn an additional interest in the Blu Starr Gemstone Property. At this time Hampton Court has elected not to proceed with Phase III of the evaluation under the current terms of the Agreement.

Hampton Court has indicated to Anglo Swiss that it believes fully in the merits of the Blu Starr Gemstone project and intends to continue its involvement as a working interest partner. Anglo Swiss and Hampton Court are currently negotiating amended terms for further evaluation of the Blu Starr Property. Hampton Court has proposed a reduced financial commitment for Phase III evaluation and negotiations are ongoing.

Three independent geological reports of the hard rock and alluvial gem potential within the property were submitted and accepted late last year by the CDNX. The conclusions and recommendations contained therein will be utilized for continued development of the Blu Starr Gemstone Property.

The Phase I and II work programs resulted in several new discoveries of potential economic importance including 13 new sapphire occurrences, 10 new iolite/anthophyllite occurrences, a potentially large and economic gem garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The 1852 acres of placer claims have been evaluated for their mineralogical and gem potential. Recommendations from the Prudden Report include a drill program of 12 holes totalling 500 meters to sample geophysical anomalies and 23 bulk samples to evaluate fluvial zones targeted on two separate terraces. A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has recently been optioned to Crystal Graphite Corporation. The agreement provides Crystal Graphite Corporation the right to perform their due diligence on this discovery by December 31, 2002. Please refer to the Anglo Swiss News Release dated May 15, 2001 for more details on the terms and conditions of this agreement.

On behalf of the Board,

"Len Danard"

President & CEO